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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-C

                Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                          American Realty Trust, Inc.
                          10670 N. Central Expressway
                                   Suite 300
                              Dallas, Texas 75231
                                 (214) 692-4700

                 I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
         Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of Security: Common Stock
2.       Number of shares outstanding before the change: 2,929,164
3.       Number of shares outstanding after the change: 5,858,328
4.       Effective date of change: January 2, 1996
5. Method of change: This is a forward split on a 2 for 1 basis of the shares of Common Stock, $0.01 par value per share, without any adjustment to par value, in the form of a 100% distribution for each share of Common Stock held, with the intention that each stockholder retain his shares presently held and receive an additional share of Common Stock for each share of Common Stock.

                         II.  CHANGE IN NAME OF ISSUER

1.       Name prior to change: n/a
2.       Name after change: n/a
3.       Effective date of charter amendment changing name: n/a
4.       Date of shareholder approval of change if required: n/a

Date        1/2/96                             American Realty Trust, Inc.
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                                               By: /s/ BRUCE A. ENDENDYK
                                                   -----------------------------
                                                   Bruce A. Endendyk,
                                                   Executive Vice President